SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                                 FORM 11-K

                               ANNUAL REPORT
                     PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934





                For the fiscal year ended December 31, 1993


                         MDU RESOURCES GROUP, INC.
                TAX DEFERRED COMPENSATION SAVINGS PLAN FOR
                   COLLECTIVE BARGAINING UNIT EMPLOYEES

                         MDU RESOURCES GROUP, INC.
                          400 NORTH FOURTH STREET
                       BISMARCK, NORTH DAKOTA 58501

                                 CONTENTS



Required Information

   Financial Statements:

   Statements of Financial Condition -- December 31,
     1993 and 1992
   Statements of Income and Changes in Participants'
     Equity -- Years ended December 31, 1993, 1992
     and 1991
   Notes to Financial Statements
   Schedules -- Schedule I has been omitted because the required information is shown in such financial statements or the notes or supplemental schedules thereto.
   Schedule II -- Allocation of Plan Assets and
     Liabilities to Investment Programs
   Schedule III -- Allocation of Plan Income and
     Changes in Plan Equity to Investment Programs
   Report of Independent Public Accountants

   Signature page

   Exhibit:

   Consent of Independent Public Accountants
                          MDU RESOURCES GROUP, INC.
            TAX DEFERRED COMPENSATION SAVINGS PLAN FOR COLLECTIVE
                          BARGAINING UNIT EMPLOYEES


                      STATEMENTS OF FINANCIAL CONDITION
                                December 31,


                                            1993        1992
Assets:
 Investments -- (Schedule II)
   MDU Resources Group, Inc. common
     stock
     (1993 -- 973,396 shares,
        cost $18,904,839;
      1992 -- 898,184 shares,
        cost $16,190,803). . . . . . . . $30,661,971 $23,689,619
   Other . . . . . . . . . . . . . . . .   1,355,135     817,106

 Cash. . . . . . . . . . . . . . . . . .          97         104

 Contributions receivable --
   Employers . . . . . . . . . . . . . .      60,436      54,295
   Employees . . . . . . . . . . . . . .     152,017     133,549

 Dividends and interest receivable . . .     380,725     333,349

                                         $32,610,381 $25,028,022


Participants' equity:
 Distributions due terminated
   participants. . . . . . . . . . . . . $   693,147 $   316,423

 Active participants' equity . . . . . .  31,917,234  24,711,599

                                         $32,610,381 $25,028,022




                 The accompanying notes are an integral part
                            of these statements.
                           MDU RESOURCES GROUP, INC.
             TAX DEFERRED COMPENSATION SAVINGS PLAN FOR COLLECTIVE
                           BARGAINING UNIT EMPLOYEES

            STATEMENTS OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
                            Years ended December 31,

                                     1993        1992         1991
Investment income:
 (Schedule III)
  Dividends. . . . . . . . . . .$ 1,458,467 $ 1,266,617  $ 1,067,923
  Interest . . . . . . . . . . .     15,036       8,958        3,895
  Capital gains. . . . . . . . .        541       1,582          627
  Other. . . . . . . . . . . . .       (211)       (112)         (47)
  Realized gain on
    distributions  . . . . . . .    293,180      84,156       72,800
  Unrealized appreciation
    on investments . . . . . . .  4,320,499   1,452,394    3,337,069

                                  6,087,512   2,813,595    4,482,267

Contributions:  (Schedule III)
  Employers. . . . . . . . . . .    737,021     582,693      505,635
  Employees. . . . . . . . . . .  1,837,671   1,437,232    1,229,100

    Total contributions. . . . .  2,574,692   2,019,925    1,734,735

Distributions to terminated
  participants . . . . . . . . .   (840,916)   (284,299)    (442,214)

Net transfers from (to) Tax
  Deferred Compensation
  Savings Plan . . . . . . . . .   (238,929)    (86,115)     829,299

Increase in participants'
  equity . . . . . . . . . . . .  7,582,359   4,463,106    6,604,087

Participants' equity at
  beginning of year. . . . . . . 25,028,022  20,564,916   13,960,829

Participants' equity at
  end of year. . . . . . . . . .$32,610,381 $25,028,022  $20,564,916




                 The accompanying notes are an integral part
                              of these statements.
                   MDU RESOURCES GROUP, INC.
     TAX DEFERRED COMPENSATION SAVINGS PLAN FOR COLLECTIVE
                   BARGAINING UNIT EMPLOYEES

                 NOTES TO FINANCIAL STATEMENTS


1.  Description of the Plan
  The MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan For Collective Bargaining Unit Employees (the Plan) was adopted on November 6, 1986, by the Board of Directors of MDU Resources Group, Inc. (the Company) to provide a means for deferred savings and investment by eligible employees and to afford additional security for their retirement. It is a defined contribution plan established effective January 1, 1987, by the Company and Williston Basin Interstate Pipeline Company (Williston Basin), an indirectly, wholly-owned subsidiary of the Company. Effective October 1, 1992, Knife River Coal Mining Company (Knife River), another indirectly, wholly-owned subsidiary of the Company, also began to participate in the Plan. The Company, Knife River and Williston Basin are the Employers. Effective January 1, 1988 (Effective Date), the Plan was amended and restated to reflect the merger and transfer of eligible employees' accounts of the MDU Resources Group, Inc. Employee Stock Ownership Plan (ESOP) into the Plan. The fiscal year of the Plan (Plan Year) is the calendar year.
  The Board of Directors of the Company may amend or modify the Plan, and the Board of Directors of the Company, Knife River or Williston Basin may, at any time, terminate the Plan with respect to the respective Employer.
  The Plan is administered for the Company by a six-member committee (the Committee) appointed by, and serving at the pleasure of, the Chief Executive Officer of the Company.
  Administrative expenses of the Plan are paid by the Employers, however, fees or commissions associated with each of the investment options are paid primarily by participants as a deduction from the amount invested or by an offset to investment earnings.
  The Plan contains two parts: 1) The Deferred Savings feature which is the part of the Plan related to an eligible employee's ability to defer a portion of the employee's current compensation into a tax-free trust and 2) The ESOP feature which is the part of the Plan related to participation in the ESOP, as merged into the Plan as of the Effective Date.

Deferred Savings
  Any employee who is at least 18 years of age, who has completed at least one year of service with a minimum of 1,000 hours worked and who is a collective bargaining unit employee of an employer whose collective bargaining unit has been offered the Plan and accepted it is eligible to participate in the Plan. An eligible employee may elect to participate in the Plan on April 1 or October 1 following completion of one year of service and by filing a written election with the Committee to have savings contributions made on the employee's behalf. A former participant or eligible employee who is reemployed shall again become a participant or eligible to become a participant on the first day of the month following the employee's return to employment as an eligible employee.
  Upon becoming a participant, and in April and October of each subsequent year, each participant may, by filing a written election with the Committee, authorize the participant's Employer to contribute to the Plan on such participant's behalf by payroll reduction. The Plan allows contributions by participants varying from one percent (1%) through ten percent (10%), in one percent increments, of eligible compensation for each pay period. Such savings contributions on behalf of a participant are credited to the participant's Savings Contribution Account. An election is made by each participant which allocates contributions to any or all of three available investment options. The investment election made must be designated in ten percent (10%) increments of the total amount contributed by the participant to be invested in common stock of the Company, an equity indexed mutual fund and/or a bond indexed mutual fund. Such savings contributions reduce, on a dollar-for-dollar basis, the participant's taxable earnings in the year in which the savings contributions are withheld. Eligible compensation is the employee's total compensation from the Employer, unreduced by any savings contributions of the eligible employee to the Plan, and any amount contributed by the Employer pursuant to a salary reduction agreement and which is not includible in the gross income of an employee, excluding other contributions to the Plan, contributions to other employee benefit plans and certain additional items of compensation which do not constitute direct earnings.
  A participant may authorize suspension of such participant's savings contributions to the Plan for a minimum period of three
(3) months by filing a written election with the Committee. Such suspension of savings contributions is effective no later than the first pay period beginning 30 days or less after the date the written election is received by the Committee. Suspended savings contributions may not be made up by savings contributions at a later time.
  Each participant's Employer makes a monthly contribution, equal to fifty percent (50%) of such participant's monthly savings contributions up to six percent (6%) of eligible compensation, which is credited to such participant's Matching Contribution Account. All matching contributions are invested in common stock of the Company.
  A participant's interest in a Savings Contribution Account or a Matching Contribution Account is at all times fully vested and nonforfeitable.
  The Plan limits the elective deferral contribution for each participant to the annual dollar limit as designated in Section 402(g) of the Internal Revenue Code (the Code) for the calendar year. For each participant, contributions credited to an account in any plan year, when aggregated with contributions under all other qualified plans maintained by the Employers, cannot be greater than the maximum contribution permitted by Section 415 of the Code. The deduction for contributions to the Plan, when taken together with all other contributions made by the Employer to other qualified retirement plans, cannot exceed the maximum amount deductible under Section 404 of the Code. The Plan also limits the aggregate savings contributions which may be made on behalf of highly compensated employees.
  Once each month, the Employers pay all authorized contributions withheld from the participants to the trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of the Trust Agreement. Contributions for common stock, including the Employers' matching contribution, are used by the trustee to purchase shares of MDU Resources Group, Inc. common stock (MDU stock) directly in the open market. All such market purchases may be made at such prices as the trustee may determine in its sole and absolute discretion. Under the terms of the Trust Agreement, the trustee may also purchase shares of authorized but unissued common stock directly from the Company. The funds contributed to the equity indexed mutual fund are invested in the Vanguard Index-500 Portfolio (Vanguard), which trades in the 500 common stocks listed on the Standard & Poor's 500 Composite Stock Price Index. The funds contributed to the bond indexed mutual fund are invested in the Mellon Composite Bond Index Fund (Mellon), which invests in corporate bonds which attempt to match the Lehman Brothers Government/Corporate Bond Index.
  Any dividends, interest, gains, losses or other distributions on the above mentioned investments and short-term investment income allocated to a participant's accounts are reinvested in the appropriate investment medium, which is credited to the participant's accounts. As amounts are allocated to each participant's accounts, they become fully vested.
  The amount credited to a participant's Savings Contribution Account and Matching Contribution Account shall become payable to the participant or the participant's beneficiary/beneficiaries, as applicable (see tax rules related to rollover options), upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such shares will be either as a single sum or in annual installments over a period not to exceed ten (10) years, as determined by the Committee based on the needs and preference expressed by the participant or designated beneficiary. Amounts credited to such accounts will be paid as soon as practicable after such amounts are ascertained; provided that such payment shall not be made prior to the participant's attainment of age 65 without the written consent of the participant if the value of such accounts exceeds $3,500.
  Upon written application to the Committee, a participant may make withdrawals from such participant's Savings Contribution Account or Matching Contribution Account under certain conditions.

ESOP
  Participation in the ESOP feature of the Plan is limited to participants in the ESOP as of the Effective Date or the date as of which an ESOP account is established under the Plan, whichever is later.
  As of the Effective Date, ESOP Accounts have been suspended and no additional contributions shall be made by the Company to such accounts, other than to reflect dividends or other earnings, unless and to the extent the Company in its sole discretion shall make additional contributions.
  A participant's interest in an ESOP Account is at all times fully vested and nonforfeitable.
  The amount credited to a participant's ESOP Account shall become payable to the participant or the beneficiary/beneficiaries, as applicable (see tax rules related to rollover options), upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such shares will be either as a single sum or in annual installments over a period not to exceed ten (10) years, as determined by the Committee based on the needs and preference expressed by the participant or designated beneficiary. The amount credited to such account will be paid as soon as practicable after such amount is ascertained; provided that such payment shall not be made prior to the participant's attainment of age 65 without the written consent of the participant if the value of such account exceeds $3,500.
  Each participant who has attained age 55 and who has completed at least 10 years of participation under the ESOP or ESOP feature of the Plan is entitled to elect the distribution of a percentage of the value of the participant's ESOP Account attributable to common stock acquired under the ESOP or ESOP feature after December 31, 1986.

2.  Summary of significant accounting policies
Investment valuation --
  Investments held by the Plan are carried at market value.
Market value of MDU stock and Vanguard investments is the closing price on the New York Stock Exchange Composite Tape as reported in the Wall Street Journal. Market value for the Mellon investment is determined from several independent pricing sources.

Contributions --
  Employer and employee contributions are recorded by the Plan when received or determined to be receivable. Employee contributions are accumulated by the Employers through payroll reductions.

Other --
  Securities transactions are recorded on a trade date basis.
Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

3.  Investments
  Plan investments are held by and transactions therein executed by First Trust Company of North Dakota as trustee of the Plan under a Trust Agreement effective October 1, 1990. Effective January 1, 1994, plan investments will be transferred to Norwest Bank Minneapolis, NA. Norwest will hold plan investments and execute transactions as trustee of the Plan under a Trust Agreement.
  The cost basis for distributions from the Plan is calculated using the average cost per participant. Information concerning distributions to terminated participants and other participants meeting certain conditions of the Plan during 1993, 1992 and 1991 was as follows:

                      Deferred Savings                    ESOP
                 1993        1992       1991      1993     1992     1991
MDU Stock:
  Number of
    shares       11,855       4,610      9,765    13,987    6,566    10,250
  Market value $337,935    $111,818   $201,314  $396,361 $160,552  $210,886
  Average cost $254,926     $94,440   $196,103  $211,834  $97,895  $144,208
Cash           $101,155      $9,260    $25,687    $5,465   $2,669    $4,327

  The net changes in unrealized appreciation of Plan investments during 1993, 1992 and 1991 were as follows:

                      Deferred Savings                    ESOP
                  1993      1992        1991      1993        1992       1991
Unrealized
 appreciation
 at January 1 $2,223,410 $1,500,741 $   95,071 $5,344,190 $4,614,465 $2,683,066
Change during
 the year      2,170,638    722,669  1,405,670  2,149,861    729,725  1,931,399

Unrealized
  appreciation
  at
  December 31 $4,394,048 $2,223,410 $1,500,741 $7,494,051 $5,344,190 $4,614,465

4.  Federal income taxes
  The Internal Revenue Service has issued a letter of determination that the Plan meets the requirements of Sections 401(a) and 401(k) of the Code and that the related trust is exempt from federal income taxes under Section 501(a) of the Code. Contributions under the Plan and earnings of the trust will not be taxable to the participants until distributed. Except as stated below, any distribution made to a participant is taxable as ordinary income in the year of distribution.
  Under current law, the amount taxable as ordinary income may be eligible for either a special five-year or ten-year averaging method of taxation if the participant has participated in the Plan for five years prior to the year in which the distribution is received. Any net unrealized appreciation at the time of distribution will be treated as long-term capital gain upon the subsequent sale of the common stock (unless the participant has previously elected to include this amount as income in the year of distribution) and any further appreciation subsequent to the date of distribution will be treated as long-term or short-term capital gain depending on the participant's holding period.
  Distributions from the Plan may qualify under the Code as "eligible rollover distributions." An eligible rollover distribution is a distribution paid directly from the Plan to an Individual Retirement Account (IRA) or another employer plan that accepts rollovers. If a participant chooses this option, such participant is not taxed until the participant later receives a distribution from the IRA or the employer plan.
  The foregoing covers only the general federal income tax aspects of Plan participation and distributions.
  Based upon the provisions of the Tax Reform Act of 1986, certain Plan amendments have been approved by the Board of Directors of the Company so as to maintain the Plan as a qualified plan under the Code. The Company will be filing the plan amendments with the Internal Revenue Service in 1994 to receive final determination. The Company believes the Plan as amended will remain exempt from federal income tax.















                             SUPPLEMENTAL

                               SCHEDULES
                                                                                    Schedule II
                                      ALLOCATION OF PLAN ASSETS AND
                                   LIABILITIES TO INVESTMENT PROGRAMS
                                            December 31, 1993
                                                                              Total
                            ESOP                Deferred Savings            Deferred
                          MDU Stock    MDU Stock     Vanguard    Mellon      Savings      Total
Assets:
  Investments --
    Participants                 679          775         361        171
    Number of shares/
      units                  478,143      495,253      25,379        758       521,390      999,533
    Cost                 $ 7,567,443  $11,337,396  $  991,415   $232,753   $12,561,564  $20,129,007

    Market value         $15,061,494  $15,600,477  $1,112,380   $242,755   $16,955,612  $32,017,106

  Cash                            16           81         ---        ---            81           97

  Contributions
    receivable --
    Employers                    ---       60,436         ---        ---        60,436       60,436
    Employees                    ---      110,491      33,596      7,930       152,017      152,017

  Dividends and
    interest receivable      186,475      193,149         ---      1,101       194,250      380,725
                         $15,247,985  $15,964,634  $1,145,976   $251,786   $17,362,396  $32,610,381

Participants' equity:
  Distributions due
    terminated
    participants         $   312,395  $   365,823  $   10,453   $  4,476   $   380,752  $   693,147

  Active participants'
    equity                14,935,590   15,598,811   1,135,523    247,310    16,981,644   31,917,234
                         $15,247,985  $15,964,634  $1,145,976   $251,786   $17,362,396  $32,610,381

                               The accompanying notes are an integral part
                                            of this schedule.
/TABLE

                                      ALLOCATION OF PLAN ASSETS AND                   Schedule II
                                   LIABILITIES TO INVESTMENT PROGRAMS
                                            December 31, 1992
                                                                              Total
                            ESOP                Deferred Savings            Deferred
                          MDU Stock    MDU Stock     Vanguard    Mellon      Savings      Total
Assets:
  Investments --
    Participants                 697          760         348        171
    Number of shares/
      units                  474,021      424,163      16,043        554       440,760      914,781
    Cost                 $ 7,158,118  $ 9,032,685    $593,663   $154,659   $ 9,781,007  $16,939,125

    Market value         $12,502,308  $11,187,311    $657,280   $159,826   $12,004,417  $24,506,725

  Cash                            38           66         ---        ---            66          104

  Contributions
    receivable --
    Employers                    ---       54,295         ---        ---        54,295       54,295
    Employees                    ---       95,960      29,838      7,751       133,549      133,549

  Dividends and interest
    receivable               175,388      156,940         ---      1,021       157,961      333,349
                         $12,677,734  $11,494,572    $687,118   $168,598   $12,350,288  $25,028,022

Participants' equity:
  Distributions due
    terminated
    participants         $   161,699  $   146,766    $  7,246   $    712   $   154,724  $   316,423

  Active participants'
    equity                12,516,035   11,347,806     679,872    167,886    12,195,564   24,711,599
                         $12,677,734  $11,494,572    $687,118   $168,598   $12,350,288  $25,028,022

                               The accompanying notes are an integral part
                                            of this schedule.

                     ALLOCATION OF PLAN INCOME AND CHANGES                Schedule III
                     IN PLAN EQUITY TO INVESTMENT PROGRAMS
                          Year ended December 31, 1993
                                                                 Total
                      ESOP            Deferred Savings          Deferred
                   MDU Stock   MDU Stock   Vanguard   Mellon     Savings     Total
Investment income:
  Dividends      $   722,312 $   710,721 $   25,434 $    --- $   736,155 $ 1,458,467
  Interest               ---         ---        ---   15,036      15,036      15,036
  Capital gains          ---         ---        541      ---         541         541
  Other                  ---         ---        (10)    (201)       (211)       (211)
  Realized gain
    on
    distributions    187,296     104,876        ---    1,008     105,884     293,180
  Unrealized
    appreciation
    on
    investments    2,149,861   2,108,455     57,348    4,835   2,170,638   4,320,499

                   3,059,469   2,924,052     83,313   20,678   3,028,043   6,087,512
Contributions:
  Employers --
    MDU                  ---     525,561        ---      ---     525,561     525,561
    Williston
      Basin              ---      82,504        ---      ---      82,504      82,504
    Knife River          ---     128,956        ---      ---     128,956     128,956

                         ---     737,021        ---      ---     737,021     737,021
  Employees --
    MDU                  ---     952,217    311,905   66,972   1,331,094   1,331,094
    Williston
      Basin              ---     130,199     60,447   13,718     204,364     204,364
    Knife River          ---     219,709     62,292   20,212     302,213     302,213

                         ---   1,302,125    434,644  100,902   1,837,671   1,837,671
    Total
      contri-
      butions            ---   2,039,146    434,644  100,902   2,574,692   2,574,692

Distributions to
  terminated
  participants      (401,826)   (425,565)   (10,630)  (2,895)   (439,090)   (840,916)

Transfers of
  participants'
  equity:
  Fund to fund           ---      58,362    (26,455) (31,907)        ---         ---
  Plan to Plan       (87,392)   (125,933)   (22,014)  (3,590)   (151,537)   (238,929)

Increase in
  participants'
  equity           2,570,251   4,470,062    458,858   83,188   5,012,108   7,582,359

Participants'
  equity at
  beginning
  of year         12,677,734  11,494,572    687,118  168,598  12,350,288  25,028,022

Participants'
  equity at
  end of year    $15,247,985 $15,964,634 $1,145,976 $251,786 $17,362,396 $32,610,381



                  The accompanying notes are an integral part
                               of this schedule.
/TABLE

                     ALLOCATION OF PLAN INCOME AND CHANGES                Schedule III
                     IN PLAN EQUITY TO INVESTMENT PROGRAMS
                          Year ended December 31, 1992
                                                                 Total
                      ESOP            Deferred Savings          Deferred
                   MDU Stock   MDU Stock   Vanguard   Mellon     Savings     Total
Investment income:
  Dividends      $   679,849 $   571,758 $ 15,010   $    --- $   586,768 $ 1,266,617
  Interest               ---         ---      ---      8,958       8,958       8,958
  Capital gains          ---         ---    1,582        ---       1,582       1,582
  Other                  ---         ---      (10)      (102)       (112)       (112)
  Realized gain
   (loss) on
   distributions      64,967      19,213      (23)        (1)     19,189      84,156
  Unrealized
    appreciation
    on
    investments      729,725     696,643   25,300        726     722,669   1,452,394

                   1,474,541   1,287,614   41,859      9,581   1,339,054   2,813,595
Contributions:
  Employers --
    MDU                  ---     474,583      ---        ---     474,583     474,583
    Williston            ---      75,123      ---        ---      75,123      75,123
      Basin
    Knife River          ---      32,987      ---        ---      32,987      32,987

                         ---     582,693      ---        ---     582,693     582,693
  Employees --
    MDU                  ---     887,038  241,646     51,947   1,180,631   1,180,631
    Williston            ---     113,997   53,950     13,541     181,488     181,488
      Basin
    Knife River          ---      53,343   15,530      6,240      75,113      75,113

                         ---   1,054,378  311,126     71,728   1,437,232   1,437,232
    Total
      contri-
      butions            ---   1,637,071  311,126     71,728   2,019,925   2,019,925

Distributions to
  terminated
  participants      (163,221)   (120,418)    (660)       ---    (121,078)   (284,299)

Transfers of
  participants'
  equity:
  Fund to fund           ---       3,975  (10,640)     6,665         ---         ---
  Plan to Plan       (43,549)    (40,510)  (2,026)       (30)    (42,566)    (86,115)

Increase in
  participants'
  equity           1,267,771   2,767,732  339,659     87,944   3,195,335   4,463,106

Participants'
  equity at
  beginning
  of year         11,409,963   8,726,840  347,459     80,654   9,154,953  20,564,916

Participants'
  equity at
  end of year    $12,677,734 $11,494,572 $687,118   $168,598 $12,350,288 $25,028,022


                  The accompanying notes are an integral part
                               of this schedule.
/TABLE

                     ALLOCATION OF PLAN INCOME AND CHANGES                Schedule III
                     IN PLAN EQUITY TO INVESTMENT PROGRAMS
                          Year ended December 31, 1991
                                                                Total
                    ESOP              Deferred Savings         Deferred
                  MDU Stock    MDU Stock   Vanguard   Mellon    Savings      Total
Investment income:
  Dividends      $  626,942  $   433,380 $  7,601   $   ---  $  440,981  $ 1,067,923
  Interest              ---          ---      ---     3,895       3,895        3,895
  Capital gains         ---          ---      627       ---         627          627
  Other                 ---          ---      (10)      (37)        (47)         (47)
  Realized gain
    on
    distributions    67,035        5,741       23         1       5,765       72,800
  Unrealized
    appreciation
    on
    investments   1,931,399    1,364,876   36,513     4,281   1,405,670    3,337,069

                  2,625,376    1,803,997   44,754     8,140   1,856,891    4,482,267
Contributions:
  Employers --
    MDU                 ---      440,792      ---       ---     440,792      440,792
    Williston
      Basin             ---       64,843      ---       ---      64,843       64,843

                        ---      505,635      ---       ---     505,635      505,635
  Employees --
    MDU                 ---      827,524  202,094    47,586   1,077,204    1,077,204
    Williston
      Basin             ---       97,490   42,730    11,676     151,896      151,896

                        ---      925,014  244,824    59,262   1,229,100    1,229,100
    Total
      contri-
      butions           ---    1,430,649  244,824    59,262   1,734,735    1,734,735

Distributions to
  terminated
  participants     (215,213)    (226,420)    (524)      (57)   (227,001)    (442,214)

Transfers of
  participants'
  equity:
  Fund to fund          ---       10,853   (6,568)   (4,285)        ---          ---
  Plan to Plan      322,935      506,769     (203)     (202)    506,364      829,299

Increase in
  participants'
  equity          2,733,098    3,525,848  282,283    62,858   3,870,989    6,604,087

Participants'
  equity at
  beginning
  of year         8,676,865    5,200,992   65,176    17,796   5,283,964   13,960,829

Participants'
  equity at
  end of year   $11,409,963  $ 8,726,840 $347,459   $80,654  $9,154,953  $20,564,916




                  The accompanying notes are an integral part
                               of this schedule.
/TABLE

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To MDU Resources Group, Inc.:

We have audited the accompanying statements of financial condition of MDU RESOURCES GROUP, INC. TAX DEFERRED COMPENSATION SAVINGS PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES as of December 31, 1993 and 1992, and the related statements of income and changes in participants' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan For Collective Bargaining Unit Employees as of December 31, 1993 and 1992, and the results of its operations and the changes in its participants' equity for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           /s/ ARTHUR ANDERSEN & CO.
                                           ARTHUR ANDERSEN & CO.


Minneapolis, Minnesota
March 18, 1994



Pursuant to the requirements of the Securities Exchange Act of 1934, the Tax Deferred Compensation Savings Plan For Collective Bargaining Unit Employees committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 MDU RESOURCES GROUP, INC.
                                 TAX DEFERRED COMPENSATION
                                 SAVINGS PLAN FOR COLLECTIVE
                                 BARGAINING UNIT EMPLOYEES




Date:  April 12, 1994            By /s/ John A. Schuchart
                                    John A. Schuchart (Chairman)